Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
We consent to the use of our reports dated July 6, 2021, with respect to the consolidated financial statements of John Wiley & Sons, Inc., and the effectiveness of internal control over financial reporting, incorporated herein by reference.
Our report dated July 6, 2021, on the effectiveness of internal control over financial reporting contains an explanatory paragraph that states the Company acquired Hindawi during the year ended April 30, 2021, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of April 30, 2021, Hindawi’s internal control over financial reporting. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Hindawi.

/s/KPMG LLP
New York, New York
June 17, 2022